Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months		Nine months
	ended September 30,		ended September 30,
	2007	2006	2007	2006

Net income (loss)	$(436)	$85	$(446)	$(42)

Class A Unit holders (ownership percentage)	x 100%	x 100%	x 100%	x 100%

Net income (loss) allocable to Class A Unit holders	$(436)	$85	$(446)	$(42)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.06)	$0.01	$(0.06)	$(0.01)